UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,876,829

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,876,829

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023 (the “Issuer’s Most Recent Form 10-Q”).

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 909,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 909,402

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

1.	Name of Reporting Person: Rowling Family 2012 Long Term Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)

14.	Type of Reporting Person (See Instructions) 00 (Family Trust)

(1)	The reporting person sold all shares of Common Stock previously owned by it.

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,299,051

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,299,051

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,299,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Most Recent Form 10-Q.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC and Robert B. Rowling (“Mr. Rowling”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, Amendment No. 18 filed on March 12, 2020, Amendment No. 19 filed on February 8, 2021, Amendment No. 20 filed on November 24, 2021, Amendment No. 21 filed on January 5, 2022, Amendment No. 22 filed on February 23, 2022, and Amendment No. 23 filed on November 16, 2023 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 24 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Mr. Rowling, The Rowling Foundation (the “Foundation”) and Rowling Family 2012 Long Term Trust (the “Trust,” and collectively with TRT Holdings, Cresta Investments, Mr. Rowling and the Foundation, the “Reporting Persons”).

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, reference is made to Attachment 1 to this Amendment No. 24 to the Schedule 13D, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments, reference is made to Attachment 2 to this Amendment No. 24 to the Schedule 13D, which is incorporated herein by reference. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation and the Trust, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation or the Trust.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

As described in Item 4 of Amendment No. 22 to this Schedule 13D, on February 18, 2022, TRT Holdings, Cresta Investments, Cresta Greenwood, LLC and Mr. Rowling (together, “TRT”), the Issuer, Michael Frantz, and certain other individuals entered into an amended and restated letter agreement (the “Governance Agreement”) pursuant to which TRT had the right to nominate one person to the Company’s Board of Directors (the “Board”) for so long as TRT and its affiliates collectively own at least 5.0% of the outstanding shares of the Common Stock. The Company nominated Michael Frantz for election as a director pursuant to the Governance Agreement.

Effective August 3, 2023, the Company, TRT and Michael Frantz mutually agreed to terminate the Governance Agreement, pursuant to a letter agreement by and among the Company, TRT and Michael Frantz (the “Letter Agreement Termination”). TRT is no longer entitled to any representation on the Board. Michael Frantz is expected to continue to serve as a director of the Company until a successor shall have been duly elected and qualified, or until his earlier death, resignation, removal or retirement, in accordance with Company’s amended and restated bylaws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)      At the close of business on August 3, 2023, the Reporting Persons beneficially owned, in the aggregate, 8,299,051 shares of Common Stock of the Issuer, which constitute approximately 8.9% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 6,876,829 shares of Common Stock held directly by TRT Holdings, which constitute approximately 7.4% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 909,402 shares of Common Stock held directly by Cresta Investments, which constitute approximately 1.0% of the Common Stock outstanding; (iii) the Foundation beneficially owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.6% of the Common Stock outstanding; and (iv) Mr. Rowling beneficially owned all 8,299,051 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments and the Foundation as set forth above, which, in the aggregate, constitute approximately 8.9% of the outstanding Common Stock (in each case, based on 93,022,758 shares of Common Stock issued and outstanding as of August 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023).

Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments due to his direct and indirect ownership of 100% of the ownership interests in Cresta Investments. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation due to his status as trustee of the Foundation. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

The Trust sold all shares of Common Stock previously owned by it in the open market on January 27, 2023. Mr. Rowling beneficially owned the shares of Common Stock that were held directly by the Trust due to his status as trustee of the Trust.

(b)       Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

(c)       No Reporting Person effected any transactions in Common Stock during the past 60 days.

(d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Amendment No. 24 to the Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 99.1	Letter Agreement Termination

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of August 3, 2023

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

Rowling Family 2012 Long Term Trust

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

All of the directors and executive officers (collectively referred to in this Attachment 1 as the “TRT Covered Persons”) of TRT Holdings, Inc. (“TRT Holdings”) are citizens of the United States. The names, business addresses, and principal occupations of the TRT Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below. Robert B. Rowling beneficially owns 8,299,051 shares of Common Stock of Northern Oil and Gas, Inc. (“Common Stock”), as set forth in the attached Amendment No. 24 to the Schedule 13D. James D. Caldwell beneficially owns 1,550 shares of Common Stock, representing less than 0.1% of the class outstanding. Paul A. Jorge beneficially owns 500 shares of Common Stock, representing less than 0.1% of the class outstanding. Except as disclosed in this paragraph, none of the TRT Covered Persons beneficially owns any shares of Common Stock. None of the TRT Covered Persons has entered into any transactions with respect to shares of Common Stock during the past 60 days. To the best knowledge of TRT Holdings, during the last five years, none of the TRT Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. TRT Holdings’ principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.

DIRECTORS

Name	Business Address	Principal Occupation
Robert B. Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

T. Blake Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation
Robert B. Rowling	TRT Holdings, Inc.	Chairman and Chief Executive Officer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

T. Blake Rowling	TRT Holdings, Inc.	President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Executive Vice President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc. 4001 Maple Ave., Suite 600 Dallas, Texas 75219	Executive Vice President Real Estate & Development

Paul A. Jorge	TRT Holdings, Inc. 4001 Maple Ave., Suite 600 Dallas, Texas 75219	Senior Vice President, Secretary and General Counsel

ATTACHMENT 2

The manager and executive officer (collectively referred to in this Attachment 2 as the “Cresta Investments Covered Persons”) of Cresta Investments, LLC (“Cresta Investments”) are citizens of the United States. The business address and principal occupation of the Cresta Investments Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Attachment 1 to the attached Amendment No. 24 to the Schedule 13D. Robert B. Rowling beneficially owns 8,299,051 shares of Common Stock of Northern Oil and Gas, Inc. (“Common Stock”), as set forth in the attached Amendment No. 24 to the Schedule 13D. Paul A. Jorge beneficially owns 500 shares of Common Stock, representing less than 0.1% of the class outstanding. None of the Cresta Investments Covered Persons has entered into any transactions with respect to shares of Common Stock during the past 60 days. To the best knowledge of Cresta Investments, during the last five years, none of the Cresta Investments Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The principal business of Cresta Investments, a Delaware limited liability company, is investing in equity securities and its business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

MANAGER

Name	Position at Cresta Investments, LLC
Robert B. Rowling	Manager

EXECUTIVE OFFICER

Name	Position at Cresta Investments, LLC
Paul A. Jorge	Secretary